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SECURITIES AND EXCHANGE COMMISSION

15027238

RECEIVED
JUN 26 2015
MAIL PROCESSING SECTION
WASH, D.C. 189

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 046927

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/14 (MM/DD/YY) AND ENDING 04/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Charter Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2525 N. Mayfair Road, Suite 210
(No. and Street)

Wauwatosa (City) WI (State) 53226 (Zip Code)

Notary Public
State of Wisconsin

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel Hassler (414) 257-3700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walkowicz, Boczkiewicz & Co., S.C.
(Name – *if individual, state last, first, middle name*)

1800 E. Main Street, Suite 100 (Address) Waukesha (City) WI (State) 53186 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joel Hassler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charter Capital Management, Inc., as of April 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ALLISON WILE
Notary Public
State of Wisconsin

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
JUN 26 2015
WASH, D.C.
189
SECTION

CHARTER CAPITAL MANAGEMENT, INC.

FINANCIAL STATEMENTS

YEAR ENDED APRIL 30, 2015

WALKOWICZ, BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

SEC Mail Processing
RECEIVED
JUN 26 2015
Wash. D.C.
189
Section

CHARTER CAPITAL MANAGEMENT, INC.

FINANCIAL STATEMENTS

YEAR ENDED APRIL 30, 2015

Charter Capital Management, Inc.
Table of Contents

Year Ended April 30, 2015

Walkowicz, Boczkiewicz & Co., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

Edward J. Walkowicz, CPA
Valorie A. Boczkiewicz, CPA
Roxann V. Cowan, CPA
Shannon M. Roszak, CPA
Michelle A. Schkeryantz, CPA
William A. Silvers, CPA
Wendy L. Hanson
Kate K. Rasmussen

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Charter Capital Management, Inc.

We have audited the accompanying financial statements of Charter Capital Management, Inc. (a Wisconsin corporation), which comprise the statement of financial condition as of April 30, 2015, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Charter Capital Management, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Charter Capital Management, Inc. as of April 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying computation of net capital and aggregate indebtedness schedule has been subjected to audit procedures performed in conjunction with the audit of Charter Capital Management, Inc.'s financial statements. The supplemental information is the responsibility of Charter Capital Management, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Walkowicz, Boczkiewicz & Co. S.C.
Waukesha, Wisconsin
June 11, 2015

Phone: (262) 548-0444 • Fax: (262) 548-0935 • Website: www.wbcosc.com • Email: edw@wbcosc.com
1800 East Main Street, Suite 100 • Waukesha, Wisconsin 53186-3902

Charter Capital Management, Inc.
Statement of Financial Condition
April 30, 2015

Assets

		2015
Current Assets		
Cash	$	212,851
Advisory fees receivable		2,730
Commissions receivable		2,253
Prepaid expenses		13,977
Total Current Assets		231,811
Property and Equipment		
Computer equipment		14,486
Office furniture, fixtures, and equipment		8,864
Total Property and Equipment		23,350
Less: accumulated depreciation		(15,184)
Net Property and Equipment		8,166
Other Assets		
Goodwill		212,161
Non-compete agreement		50,000
Less: accumulated amortization		(7,056)
Total Other Assets		255,105
Total Assets	$	495,082

See notes to financial statements.

Charter Capital Management, Inc.
Statement of Financial Condition
April 30, 2015

Liabilities and Stockholders' Equity

	2015
Current Liabilities	
Accounts payable	$ 500
Accrued payroll taxes	26,376
Total Current Liabilities	26,876
Stockholders' Equity	
Common stock	25
Paid in capital	2,321
Retained earnings	465,860
Total Stockholders' Equity	468,206
Total Liabilities and Stockholders' Equity	$ 495,082

See notes to financial statements.

Charter Capital Management, Inc.
Statement of Income
Year Ended April 30, 2015

	2015
Revenue	
Advisory fees	$ 1,040,130
Commissions	37,466
Other income	1
Total Revenue	1,077,597
Expenses	
Payroll and related benefits	478,075
Commissions	475,099
Communications	7,362
Occupancy	19,876
Other operating expenses	54,825
Other expenses	118
Total Expenses	1,035,355
Income Before Income Taxes	42,242
Provision for income taxes	(34,726)
Net Income	$ 7,516

See notes to financial statements.

Charter Capital Management, Inc.
Statement of Changes in Stockholders' Equity
Year Ended April 30, 2015

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance, April 30, 2014	$ 25	$ 2,321	$ 458,344	$ 460,690
Net Income	-	-	7,516	7,516
Balance, April 30, 2015	$ 25	$ 2,321	$ 465,860	$ 468,206

See notes to financial statements.

Charter Capital Management, Inc.
Statement of Cash Flows
Year Ended April 30, 2015

		2015
Cash Flows from Operating Activities		
Net Income	$	7,516
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		5,738
Changes in operating assets and liabilities:		
Advisory fees receivable		(395)
Commissions receivable		3,627
Prepaid expenses		(5,428)
Estimated tax payments		2,776
Accounts payable		30
Accrued payroll taxes		23,440
Net Cash Provided by Operating Activities		37,304
Cash Flows from Investing Activities		
Purchase of goodwill		(78,113)
Purchase of non compete agreement		(10,000)
Net Cash Used in Investing Activities		(88,113)
Net Decrease in Cash		(50,809)
Cash - Beginning of year		263,660
Cash - End of year	$	212,851

Supplementary Disclosures of Cash Flow Information

Cash paid during the year for		
Interest	$	118
Income Taxes	$	34,726

See notes to financial statements.

Charter Capital Management, Inc.
Notes To Financial Statements
Year Ended April 30, 2015

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the financial statements of Charter Capital Management, Inc. (the "Company"). The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company was incorporated in the State of Wisconsin on May 1, 1981. The Company is registered with the Securities and Exchange Commission and it is a member of the Financial Industry Regulatory Authority, or "FINRA" (created in 2007 through the consolidation of the National Association of Securities Dealers, Inc. ("NASD") and the member regulation, enforcement and arbitration operations of the New York Stock Exchange). The Company's principal business activity is registered investment advisor.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment

Property and equipment are recorded at cost, and depreciated using the straight-line method and an accelerated method, 200DB, over various lives between 3 and 10 years. In management's view the accelerated method does not result in materially different amounts than would be computed if straight-line were used.

Bad Debts

The Company uses the direct write-off method to account for bad debts. As such, they are expensed when determined to be bad. There were no accounts written off during the years ended April 30, 2015.

Unearned Fees

The Company maintains its financial records generally on an accrual basis of accounting. The only exception relates to certain management fees that are billed prospectively, for varying terms up to six months, based on contractual percentages of the current market values. In accordance with practices allowed by the State of Wisconsin Office of Commissioner of Securities, the Company has not deferred the revenue to be earned under these contracts, nor has it recorded as prepaid, a substantially similar amount for the salaries paid as a result of these fees.

Management's estimate of unearned fees at April 30, 2015 is approximately $59,868 and the related prepaid salaries would be approximately the same so the net difference management believes is not material to the fair presentation of the financial statements of the Company.

Note 1 - Summary of Significant Accounting Policies (continued)

Advertising Costs

The Company expenses advertising costs as incurred. During the fiscal year ended April 30, 2015, $762 was expensed for advertising and marketing.

Income Taxes

The Company files their 1120 tax return on a calendar year end. The income tax expense reported was the tax owed on the December 31, 2014 corporate tax return.

The Company follows FASB ASC 740-10, Accounting for Uncertainty in Income Taxes, which provides guidance on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. As of April 30, 2015, the Company had no uncertain tax positions that require either recognition or disclosure in the Company's financial statements.

The Company is no longer subject to U.S. federal income tax examinations for years ending before December 31, 2011. In addition, the Company is no longer subject to Wisconsin income tax examinations for years ending before December 31, 2010.

The IRS examined the tax returns for the years ended December 31, 2012 and December 31, 2011. The IRS found $3,875 of deductions that should not have been taken on the December 31, 2012 tax return. The effect of this was $581 in additional tax owed and $26 in interest owed.

Note 2 - Net Capital Requirements

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At April 30, 2015, the Company's net capital and required net capital were $185,975 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 14.45%.

Note 3 - Line of Credit

The Company took out a revolving line of credit with US Bank in December 2011, allowing for borrowings up to $10,000 with an annual rate of 21.9%. The line of credit is collateralized by the checking account. At April 30, 2015 there were no amounts outstanding on the line of credit.

Note 4 - Common Stock

Common stock consists of 56,000 shares authorized, 25 shares issued and outstanding $1 par value common shares.

Note 5 - Lease Commitment

The Company leases office space from Sunset Investment Co. Total rent paid for the year ended April 30, 2015 was $19,876. Under the terms of noncancellable leases for office space, minimum annual rentals, exclusive of additional payment which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending April 30,	Minimum Rentals
2016	$ 21,284
2017	21,371
2018	21,828
2019	12,932
	$ 77,415

Note 6 - Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended April 30, 2015. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Note 7 - Goodwill

During the year ended April 30, 2012 a Stockholder sold his 100% interest in the Company to a new Stockholder. As part of the agreement the Company purchased the Stockholder's goodwill. As part of the purchase of the goodwill the exiting Stockholder will receive quarterly payments through November 2020 based on a set percentage of the advisory fees, services fees, and commissions his clients generate. Goodwill as of April 30, 2015 was $212,161, based upon what was paid. Future payments are uncertain due to payments only being payable with client retention. The goodwill is covered by FASB ASC 350, which states that goodwill should not be amortized. Instead, it should be tested for impairment at the reporting unit level. As of April 30, 2015 no impairment was found.

Note 8 - Non-Compete Agreement

The Company also signed a non-compete agreement with the exiting Stockholder which is amortized over 15 years. During the year ended April 30, 2015, $10,000 was paid to this Stockholder. The non-compete agreement as of April 30, 2015 was $50,000, based upon what was paid. The future payments are uncertain due to payments only being payable with client retention.

Note 9 - Subsequent Events

The Company has reviewed the results of operations for the period of time from its year ended April 30, 2015 through June 11, 2015 the date which the financial statements were available to be issued. It has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Charter Capital Management, Inc.
Computation of Net Capital and Aggregate Indebtedness
Year Ended April 30, 2015

		2015
Net Capital Computation		
Stockholders' equity at year end	$	468,206
Deductions:		
Nonallowable assets:		
Prepaid expenses		(13,977)
Nonallowable receivables		(1,038)
Nonallowable receivables from non-customers		(3,945)
Net property and equipment		(8,166)
Other assets		(255,105)
Net Capital	$	185,975
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	1,792
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Computation of Aggregate Indebtedness		
Total liabilities	$	26,876
Aggregate Indebtedness	$	26,876
Percentage of Aggregate Indebtedness to Net Capital		14.45%
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of April 30):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	185,976
Rounding		(1)
Net Capital	$	185,975

Walkowicz, Boczkiewicz & Co., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

Edward J. Walkowicz, CPA
Valorie A. Boczkiewicz, CPA
Roxann V. Cowan, CPA
Shannon M. Roszak, CPA
Michelle A. Schkeryantz, CPA
William A. Silvers, CPA
Wendy L. Hanson
Kate K. Rasmussen

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Charter Capital Management, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Charter Capital Management, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Charter Capital Management, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1)(ii)(a) and (iii) (the "exemption provisions") and (2) Charter Capital Management, Inc. stated that Charter Capital Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Charter Capital Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Charter Capital Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1)(ii)(a) and (iii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Walkowicz, Boczkiewicz & co sc

Waukesha, Wisconsin
June 11, 2015

Phone: (262) 548-0444 • Fax: (262) 548-0935 • Website: www.wbcosc.com • Email: edw@wbcosc.com
1800 East Main Street, Suite 100 • Waukesha, Wisconsin 53186-3902

Charter Capital

FROM: **Charter Capital Management, Inc.**

RE: Broker-Dealer report claiming exemption from the Securities Exchange Act of 1934 Rule 15c3-3 pursuant to the Exchange Act Rule 17a-5

To the best knowledge and belief of **Charter Capital Management, Inc.** ("CCM"), CCM is exempt from provisions of Rule 15c3-3 because if meets conditions set forth in paragraph (k) 1(ii)(a), (iii) of Rule 15c3-3 which reads as follows:

(ii) The broker's or dealer's transactions as broker (agent) are limited to:

(a) The sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company;

(iii) The broker or dealer promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

CCM has met the identified exemption provisions stated above throughout the most recent fiscal year, ending April 30, 2015, without exception.

Joel Hassler, President
Charter Capital Management, Inc.

6/11/2015
Date

Walkowicz,
Boczkiewicz & Co., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

Edward J. Walkowicz, CPA
Valorie A. Boczkiewicz, CPA
Roxann V. Cowan, CPA
Shannon M. Roszak, CPA
Michelle A. Schkeryantz, CPA
William A. Silvers, CPA
Wendy L. Hanson
Kate K. Rasmussen

REPORT OF INDEPENDENT ACCOUNTANT ON AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM OF EXCLUSION FROM SIPC MEMBERSHIP

To the Stockholders
of Charter Capital Management, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Certification of Exclusion From Membership (Form SIPC-3) filed with the Securities Investor Protection Corporation (SIPC) for the period from May 1, 2014 to April 30, 2015, which were agreed to by Charter Capital Management, Inc. (the Company), the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA) and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-3. Charter Capital Management, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Viewed the claims for exclusion made by the Company in its filing of Form SIPC-3 (the distribution of shares of registered open end investment companies or unit investment trusts, and the sale of variable annuities) and compared to the revenues reported in the audited financial statements of the Company for the year ended April 30, 2015, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Walkowicz, Boczkiewicz & Co S.C.

Waukesha, Wisconsin
June 11, 2015

Phone: (262) 548-0444 • Fax: (262) 548-0935 • Website: www.wbcosc.com • Email: edw@wbcosc.com
1800 East Main Street, Suite 100 • Waukesha, Wisconsin 53186-3902

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] 1/12/15
Authorized Signature/Title President Date

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

SIPC-3 2015

8-

8-046927 FINRA APR 6/22/1994
CHARTER CAPITAL MANAGEMENT INC
2525 N MAYFAIR ROAD SUITE 210
WAUWATOSA, WI 53226

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2015

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, 2015 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:
Interest on Assessments.
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.